# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: North Haven Private Assets Fund, CIK 0002029010
CUSIP: 659602304
Title of class of securities: Class I common shares of beneficial interest
Address of issuer's principal executive offices: 100 Front Street, Suite 700, West Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057590

## Reporting persons
- Morgan Stanley AIP Funding Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (100% of the class)

## Item 1. Issuer
Name of issuer: North Haven Private Assets Fund
Address of issuer's principal executive offices: 100 Front Street, Suite 700, West Conshohocken, PA 19428

## Item 2. Person Filing
Name of person filing: Morgan Stanley AIP Funding Inc. (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 1585 Broadway, New York, NY 10036.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, Morgan Stanley AIP Funding Inc. directly held 7,500,000 Class I common shares of beneficial interest (the "Common Shares") of North Haven Private Assets Fund (the "Issuer").
Percent of class: The Reporting Person may be deemed to beneficially own 100% of the Common Shares. Calculations of the percentage of Common Shares of the Issuer beneficially owned are based on 7,500,000 Common Shares outstanding as of March 31, 2025, based on information provided by the Issuer.
Sole power to vote or to direct the vote: 7,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Morgan Stanley AIP Funding Inc.: /s/ Christopher Wasilewski, Christopher Wasilewski, Executive Director (05/15/2025)